Mail Stop 3561

February 2, 2009

Barry Sytner
Chief Executive Officer
Tri-Mark MFG, Inc.
643 S. Olive Street, Suite 777
Los Angeles, CA 90014

>   **Re: Tri-Mark MFG, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed January 21, 2009**
>   **File No. 333-149546**

Dear Mr. Sytner:

We have reviewed your amendment and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

December 31, 2007 and 2006 Financial Statements

1.   We reviewed your revisions and response to comment three in our letter dated November 6, 2008 and we re-issue part of our previous comment. Please revise to label your statement of stockholders' deficit and statement of cash flows as "restated" for the years ended December 31, 2007. In addition, it is unclear as to the reason for the word "Retroactive" in your statement of stockholders' deficit. Please remove or advise. Finally, the net loss and net loss per share amounts reflected in the "as reported" column in the Reclassification and Restatement section of Note 1 do to not agree with amounts reported in the financial statements included in Form S-1 filed March 5, 2008. Please advise or revise.

* * * * *

       You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Attorney-Advisor, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions you may have.

                Sincerely,

                H. Christopher Owings
                Assistant Director

cc: Ms. Jody Walker, Esq.
        Facsimile No.: (303) 482-2731